Exhibit (d)(154)

ASSUMPTION AGREEMENT

AGREEMENT made as of June 22, 2015 between William Blair & Company, L.L.C., William Blair Investment Management, LLC, and NORTHERN TRUST INVESTMENTS, INC. (“NTI”), a subsidiary of NORTHERN TRUST CORPORATION.

WHEREAS, Northern Funds is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, William Blair & Company, L.L.C. has been appointed as a sub-adviser to the Multi-Manager International Equity Fund (the “Fund”) pursuant to a Sub-Advisory Agreement dated March 3, 2008, as amended (the “Sub-Advisory Agreement”);

WHEREAS, William Blair & Company, L.L.C. will transfer its rights and responsibilities under the Sub-Advisory Agreement to William Blair Investment Management, LLC (“WBIM”), each entity wholly owned by WBC Holdings, L.P., a limited partnership, as part of a restructuring initiative on or about July 1, 2015, (the foregoing referred to as a “Reorganization”);

WHEREAS, the Reorganization will not result in any changes to the personnel or investment operations with respect to the Fund; and

WHEREAS, William Blair & Company, L.L.C. and NTI now desire to have William Blair Investment Management, LLC assume William Blair & Company, L.L.C.’s responsibilities with respect to the Fund pursuant to the Sub-Advisory Agreement.

NOW, THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

1. William Blair Investment Management, LLC shall assume all rights and obligations of William Blair & Company, L.L.C. under the Sub-Advisory Agreement with respect to the Fund on the date of the Reorganization.

2. William Blair Investment Management, LLC and William Blair & Company, L.L.C. hereby represent that (i) the management personnel of William Blair & Company, L.L.C. responsible for providing investment sub-advisory services to the Fund under the Sub-Advisory Agreement, including the portfolio managers and the supervisory personnel, are or will be employees or associated persons of William Blair Investment Management, LLC where they will continue to provide such services for the Fund, and (ii) William Blair Investment Management, LLC and William Blair & Company, L.L.C. are each wholly owned by WBC Holdings, L.P. Consequently, William Blair & Company, L.L.C. and William Blair Investment Management, LLC believe that the Reorganization and assumption does not involve a change in actual control or actual management with respect to the investment sub-adviser of the Fund.

3. The parties hereby agree that this Assumption Agreement shall be attached to and made a part of the Sub-Advisory Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

NORTHERN TRUST INVESTMENTS, INC.

By:	/s/ Nina Staley
(Authorized Officer)
Name: Nina Staley
Title: Sr. Vice President
William Blair & Company, L.L.C.
By:	/s/ Richard W. Smirl
(Authorized Officer)
Name: Richard W. Smirl
Title: Partner
William Blair Investment Management, LLC
By:	/s/ Arthur J. Simon
(Authorized Officer)
Name: Arthur J. Simon
Title: Member of Executive Committee